UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             GENESEE & WYOMING INC.
              -----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    371559105
                                 (CUSIP Number)

                                 T. MICHAEL LONG
                          Brown Brothers Harriman & Co.
                                 59 Wall Street
                               New York, New York
                                 (212) 483-1818
              -----------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 12, 2000
              -----------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                               2
CUSIP No.         371559105

1        NAME OF REPORTING PERSON

         THE 1818 FUND III, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                      [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         DELAWARE

                                    7      SOLE VOTING POWER
           NUMBER OF                       -0-
            SHARES
         BENEFICIALLY               8      SHARED VOTING POWER
           OWNED BY                        646,269 1/
             EACH
           REPORTING                9      SOLE DISPOSITIVE POWER
            PERSON                         -0-
             WITH
                                    10     SHARED DISPOSITIVE POWER
                                           434,783

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         646,269 1/

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5% 1/

14       TYPE OF REPORTING PERSON

         PN
------------------------
1/ See Item 6 for description of the Stockholders Agreement. The Fund may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. The Fund disclaims beneficial ownership of such shares.

                                                                               3
CUSIP No.         371559105

1        NAME OF REPORTING PERSON

         BROWN BROTHERS HARRIMAN & CO.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                      [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         NEW YORK

                                    7      SOLE VOTING POWER
           NUMBER OF                       -0-
            SHARES
         BENEFICIALLY               8      SHARED VOTING POWER
           OWNED BY                        646,269 2/
             EACH
           REPORTING                9      SOLE DISPOSITIVE POWER
            PERSON                         -0-
             WITH
                                    10     SHARED DISPOSITIVE POWER
                                           434,783

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         646,269 1/

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5% 2/

14       TYPE OF REPORTING PERSON

         PN
------------------------
2/ See Item 6 for description of the Stockholders Agreement. BBH&Co. may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. BBH&Co. disclaims beneficial ownership of such shares.

                                                                               4
CUSIP No.         371559105

1        NAME OF REPORTING PERSON

         T. MICHAEL LONG

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                      [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                                    7      SOLE VOTING POWER
           NUMBER OF                       -0-
            SHARES
         BENEFICIALLY               8      SHARED VOTING POWER
           OWNED BY                        646,269 3/
             EACH
           REPORTING                9      SOLE DISPOSITIVE POWER
            PERSON                         -0-
             WITH
                                    10     SHARED DISPOSITIVE POWER
                                           434,783

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         646,269 3/

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5% 3/

14       TYPE OF REPORTING PERSON

         IN
------------------------
3/ See Item 6 for description of the Stockholders Agreement. Long may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. Long disclaims beneficial ownership of such shares.

                                                                               5
CUSIP No.         371559105

1        NAME OF REPORTING PERSON

         LAWRENCE C. TUCKER

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      |X|
         (b)      |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                      [_]

6        CITIZENSHIP OR PLACE OR ORGANIZATION

         UNITED STATES

                                    7      SOLE VOTING POWER
           NUMBER OF                       -0-
            SHARES
         BENEFICIALLY               8      SHARED VOTING POWER
           OWNED BY                        646,269 4/
             EACH
           REPORTING                9      SOLE DISPOSITIVE POWER
            PERSON                         -0-
             WITH
                                    10     SHARED DISPOSITIVE POWER
                                           434,783

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         646,269 4/

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5% 4/

14       TYPE OF REPORTING PERSON

         IN
------------------------
4/ See Item 6 for description of the Stockholders Agreement. Tucker may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own shares of Common Stock owned by Mortimer B. Fuller, III as a result of the Stockholders Agreement. Tucker disclaims beneficial ownership of such shares.

Item 1.           SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the Class A common stock, par value $.01 per share (the "Common Stock"), of Genesee & Wyoming Inc.,

a Delaware corporation (the "Company"), beneficially owned by the Reporting

Persons (as defined below), through their respective holdings of Series A

Redeemable Convertible Participating Preferred Stock, par value $.01 per share

("Preferred Stock") of the Company convertible into Common Stock at the option of the holder. The Company's principal executive office is located at 66 Field

Point Road, Greenwich, Connecticut 06830.


Item 2.           IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund III, L.P., a Delaware limited partnership (the "Fund"),

Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long"), Lawrence C. Tucker

("Tucker" and, collectively with the Fund, BBH&Co. and Long the "Reporting

Persons").


                  The Reporting Persons constitute a group as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the

"Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting

Person.


                  1.       FUND. The Fund was formed to provide a vehicle for

institutional and substantial corporate investors to acquire significant equity interests in medium-sized
publicly owned United States corporations. The address of the principal business and principal offices of the Fund is 59 Wall Street, New York, New York 10005.


                  2.       BBH&CO. BBH&Co. is a private bank. The address of the

principal business and principal offices of BBH&Co. is 59 Wall Street, New York,

New York 10005.


                  3. TUCKER AND LONG. Pursuant to a resolution adopted by the partners of BBH&Co., BBH&Co. has designated and appointed Long and Tucker,

or either of them, the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power

(including the power to dispose or to direct the disposition) with respect to the Common Stock. The business address of each of Long and Tucker is 59 Wall

Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH&Co. Long and Tucker are citizens of the United States.


                  The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each general partner of BBH&Co. is set forth on Schedule I hereto and is incorporated herein by reference.


                  (d) and (e). During the last five years, neither any Reporting

Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to a Stock Purchase Agreement, dated as of October

19, 2000 (the "Stock Purchase Agreement"), by and between the Company and the

Fund, on December 12, 2000 the Company issued, and the Fund acquired from the

Company, 10,000 shares of Preferred Stock. Copies of the Stock Purchase

Agreement and the Certificate of Designation of the Preferred Stock are attached hereto as EXHIBIT 1 and EXHIBIT 2, respectively, and are hereby incorporated by reference. The Fund has also entered into a Registration Rights Agreement, dated as of December 12, 2000 (the "Registration Rights Agreement"), among the

Company, the Fund and the other parties signatory thereto, pursuant to which the

Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund and all other shares of Common Stock held by the Fund. A copy of the Registration Rights

Agreement is attached hereto as EXHIBIT 3 and is hereby incorporated by reference.


                  The consideration paid by the Fund for the shares of Preferred

Stock it purchased under the Stock Purchase Agreement was $10,000,000 in cash,

which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

Item 4.           PURPOSE OF TRANSACTION.

                  The Fund has acquired the securities of the Company for

investment purposes only.


                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively,

the Reporting Persons may sell all or a portion of the shares of Common Stock or

Preferred Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws.


                  Except as described in the Registration Rights Agreement and as set forth above in this Item 4, no Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the

"Exchange Act"); or (j) any action similar to any of those enumerated above.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) through (c).

                  1.       FUND. As set forth above, on December 12, 2000 the

Fund acquired 10,000 shares of Preferred Stock. Accordingly, as of December 12,

2000, assuming the conversion of the shares of Preferred Stock held by the Fund into shares of Common Stock as of such date, the Fund may be deemed to own

434,783 shares of Common Stock, which, based on calculations made in accordance with Rule 13-d3(d) promulgated under the Exchange Act and there being 3,492,328 shares of Common Stock outstanding (as represented to the Fund by the Company in the Stock Purchase Agreement), represents 12.4% of the outstanding shares of

Common Stock. Pursuant to the terms of the Stock Purchase Agreement and as described in Item 6, the Company has an option to require the Fund to purchase up to 15,000 additional shares of Preferred Stock on or before January 15, 2000.

In addition, the Fund has the option to acquire an additional 10,000 shares of

Preferred Stock if the Company makes certain acquisitions as set forth in the

Stock Purchase Agreement. Notwithstanding the foregoing, the maximum amount of Preferred Stock purchased by the Fund cannot exceed $25,000,000 in the aggregate.


                  As described in Item 6, the Fund and Mortimer B. Fuller, III

("Fuller") are parties to a Stockholders Agreement the result of which may be that the Fund be deemed to beneficially own Fuller's shares in addition to its own. If this were the case, the Fund may be deemed to have beneficial ownership of 646,269 shares of Common Stock representing 18.5% of the outstanding shares of Common Stock. The Fund disclaims beneficial ownership of Fuller's shares.


                  2.       BBH&CO. By virtue of BBH&Co.'s relationship with the

Fund, BBH&Co. may be deemed to beneficially own 434,783 shares of Common Stock,

representing approximately 12.4% of the outstanding shares of Common Stock based on the number of shares of Common Stock outstanding (as represented by the

Company to the Fund in the Stock Purchase Agreement). As described in Item 6,

the Fund and Fuller are parties to a Stockholders Agreement the result of which may be that BBH&Co. be deemed to beneficially own Fuller's shares in addition to its own. If this were the case, BBH&Co. may be deemed to have beneficial ownership of 646,269 shares of Common Stock representing 18.5% of the outstanding shares of Common Stock. BBH&Co. disclaims beneficial ownership of

Fuller's shares.


                  3.       LONG AND TUCKER. By virtue of the resolution adopted

by BBH&Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH&Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the securities of the Company, each of Long and Tucker may be deemed
to beneficially own 434,783 shares of Common Stock, representing approximately

12.4% of the outstanding shares of Common Stock based on the number of shares of

Common Stock outstanding (as represented by the Company to the Fund in the Stock

Purchase Agreement). As described in Item 6, the Fund and Fuller are parties to a Stockholders Agreement the result of which may be that Long and Tucker be deemed to beneficially own Fuller's shares in addition to its own. If this were the case, Long and Tucker may be deemed to have beneficial ownership of 646,269 shares of Common Stock representing 18.5% of the outstanding shares of Common

Stock. Long and Tucker disclaim beneficial ownership of Fuller's shares.


                  Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I,

beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the proceeding 60 days.


                  Paragraphs (d) and (e) of Item 5 of Schedule 13D are not

applicable to this filing.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  The Company and the Fund are parties to the Stock Purchase

Agreement which gives the Company, among other things, the option, on the terms and conditions set forth therein, of requiring the Fund to acquire up to 15,000 additional shares of Preferred Stock before January 15, 2000. As of December 12,

2000, the Company has required the Fund to purchase an additional 10,000 shares of Preferred Stock. In
addition, pursuant to the terms of the Stock Purchase Agreement, the Fund has the option to acquire an additional 10,000 shares of Preferred Stock if the

Company makes certain acquisitions as set forth in the Stock Purchase Agreement.

Notwithstanding the foregoing, the maximum amount of Preferred Stock purchased by the Fund cannot exceed $25,000,000 in the aggregate.


                  The Company and the Fund are parties to the Registration

Rights Agreement which gives the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the shares of Common Stock issued upon the conversion of the

Preferred Stock and any shares of Common stock held by the Fund.


                  The Company, the Fund and Fuller are parties to a Stockholders

Letter Agreement, dated as of December 12, 2000 (the "Stockholders Agreement"),

pursuant to which the Company and the other parties signatory thereto have agreed, under the terms and conditions set forth therein, to vote their shares for certain nominees for election to the Board of Directors. One nominee is to be designated by the Fund for so long as it holds 20% of the shares of Common

Stock issued or issuable upon conversion of the shares of Preferred Stock acquired by the Fund (whether or not the Preferred Stock has been converted).

The current designee of the Fund is T. Michael Long. The parties to the

Stockholders Agreement have also agreed to certain transfer restrictions as set forth therein. A copy of the Stockholders Agreement is attached hereto as

EXHIBIT 4 and is hereby incorporated by reference.


                  Except as described elsewhere in this Statement and as set forth in the Stock Purchase Agreement, the Registration Rights Agreement and the

Stockholders

Agreement, copies of which are attached hereto as EXHIBIT 1, EXHIBIT 3 and

EXHIBIT 4, respectively, and incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements,

understandings or relationships (legal or otherwise) among the persons named in

Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Stock Purchase Agreement, dated as of October 19,

2000, by and between the Company and the Fund.

                  2.       Certificate of Designation of the Preferred Stock.

                  3.       Registration Rights Agreement, dated as of December

12, 2000, among the Company, the Fund and the other parties signatory thereto.

                  4.       Stockholders Agreement, dated as of December 12,

2000, among the Company, the Fund and the other parties signatory thereto.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: December 12, 2000

                                   THE 1818 FUND III, L.P.

                                   By:  Brown Brothers Harriman & Co.,
                                        General Partner


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:     Lawrence C. Tucker
                                        Title:    Partner


                                   BROWN BROTHERS HARRIMAN & CO.


                                   By:  /s/ Lawrence C. Tucker
                                        ---------------------------------------
                                        Name:     Lawrence C. Tucker
                                        Title:    Partner


                                   /s/ T. Michael Long
                                   --------------------------------------------
                                   T. Michael Long


                                   /s/ Lawrence C. Tucker
                                   --------------------------------------------
                                   Lawrence C. Tucker

                                   SCHEDULE I
                                   ----------


                  Set forth below are the names and positions of all of the general partners of BBH&Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.


                                          BUSINESS ADDRESS
                                          (IF OTHER THAN AS
NAME                                      INDICATED ABOVE)
----                                      ----------------

J. William Anderson

Peter B. Bartlett

Brian A. Berris

Taylor Bodman

John J. Borland

Douglas A. Donahue, Jr.                   40 Water Street
                                          Boston, Massachusetts  02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

John A. Gehret                            525 Washington Boulevard
                                          Jersey City, New Jersey 07310-1692

Elbridge T. Gerry, Jr.

Kristen F. Giarrusso

Robert R. Gould

Kyosuke Hashimoto                         8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)                        Tokyo 103, Japan

Ronald J. Hill

Landon Hilliard

Radford W. Klotz

                                          BUSINESS ADDRESS
                                          (IF OTHER THAN AS
NAME                                      INDICATED ABOVE)
----                                      ----------------

Michael Kraynak, Jr.

                                          40 Water Street
Susan C. Livingston                       Boston, Massachusetts  02109

T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell


William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson                       40 Water Street
                                          Boston, Massachusetts  02109

Jeffrey A. Schoenfeld                     40 Water Street
                                          Boston, Massachusetts  02109

Stokley P. Towles                         40 Water Street
                                          Boston, Massachusetts  02109

Andrew J.F. Tucker

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                         1531 Walnut Street
                                          Philadelphia, Pennsylvania  19102

William J. Whelan                         40 Water Street
                                          Boston, Massachusetts 02109

Laurence F. Whittemore

Richard H. Witmer, Jr.